April 7, 2008

H. Christopher Owings
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: MMC Energy, Inc.(the “Company”)
PREC 14A
Filed March 31, 2008
File No. 1-33564

Dear Mr. Owings:

In connection with the Company’s response to the Commission’s comment letter dated as of April 4, 2008 regarding the Company’s Preliminary Proxy Statement on Schedule 14A, and the Company’s filing of a revised Proxy Statement on Schedule 14A (the “Revised Proxy”) dated as of the date hereof, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Revised Proxy;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please call Tony Saur at (212) 335-4688 or John Depke at (212) 335-4831.

Very truly yours, MMC ENERGY, INC. By: /s/ Michael Hamilton Michael Hamilton Chief Executive Officer